June 27, 2013

To:  Pamela Long

Assistant Director

Re:  Pack Fuerte, Inc.

Registration Statement on Form S-1

Filed March 1, 2013

File No. 333-187007

Dear Ms Long:

Thank you for your letter dated May 13, 2013. Regarding your comments, please find in the following pages our responses.

General

1.    We re-issue comment one of your letter dated March 28, 2013. The items we noted in our comment, particularly in combination with one another, suggest that you are a blank check company. Please either revise your registration statement to comply with Rule 419, or significantly enhance your disclosure to clearly describe what specific steps you have already taken to start your business. For example, it appears that you have not taken any steps to develop your product yourself. We note that you plan to search for a third party to do this. You should also clarify what you would expect to do if you are unable to find a third party developer or to successfully market your intellectual property to luggage manufacturers. We may have additional comments upon review of your response.

Response:

We have added to our prospectus, on page 5 and 24:

As of the date of this prospectus, the Company has done research and contacted some safes and lock boxes manufactures. The Company intends to have an initial prototype of the product within the next 120 days.

The Company has begun communications with several Companies that currently manufacture lock boxes and safes. We have started initial contacts with 3 manufactures, on June 11, 2013:

-      Mexgrand Metal Products Factory, China. We have received replies from Judy, sales manager on June 12, 15 and 16. They claim to be one of the leading safe manufactures in China.

-      World Safe, Thailand. We have received a reply on June 12, 2013 from Mr. Nattapon.

-      Security Safe Stop, Thailand. We are still waiting for their reply.

Based on our initial safe research, maybe there is no existing safe or safe box that would be ideal for our products. We intend to proceed the communications with other companies which manufacture lock boxes and safes to confirm our first statement. We also plan on starting research for the best type of material to be used for our safes and then we intend to develop our prototype and then quote prices for mass production.

Considering our initial research, it appears that China is a cheaper option for manufacturing our safes. However, because other factors could significantly affect our final costs (transportation, materials, etc), more research will be necessary.

If we are unable to find a suitable third party developer, our president could try to develop our prototype. If we are unable to successfully market our intellectual property to luggage manufacturers, our business will fail.

2.    We note several revisions you have made in response to Comment three of our letter dated March 28, 2013. Please ensure that you have reviewed your entire prospectus and consistently clarified that there is no binding agreement supporting Mr. Sriphanorm's 'commitment to lend the company up to $15,000. In particular, we note the language in note 2 to your financial statements that currently reads "[t]he officers and directors have committed to advancing certain operating costs of the Company, including Legal, Audit, Transfer Agency and Edgarizing costs [sic]." Please revise to clarify that this "commitment' is not binding.

Response:

We revised the second paragraph in note 2 to our financial statements, on page 33 and 41:

The officers and directors have committed to advancing certain operating costs of the Company, including Legal, Audit, Transfer Agency and Edgarizing costs (up to $15,000), however, there are no binding agreements regarding this commitment and there is no guarantee our officers and directors will lend the Company any funds.

Dealer Prospectus Delivery Obligation, page 5

3.    We re-issue comment four of our letter dated March 28, 2013. Please note that this section should be on the outside back cover of the prospectus. For example, in this amendment, it would be placed on page 53.

Response:

We have moved this section to page 57.

Risk Factors, page 10

Since our company's sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests, page 13

4.    Please clarify the sentence "[f]actors that could cause [Mr. Sriphanorm's] interests to differ from the other stockholders include the impact of corporate transactions on the timing of business operations and his ability to continue to manage the business given the amount of time he is able to devote to the company," in the second paragraph under this heading.

Response:

We revised the above mentioned sentence on page 13:

“…His interests may differ from those of the other stockholders, possibly causing negative results with corporate transactions and he may be unable to accommodate the proper amount of time to devote to the company.”

Plan of Distribution, page 22

5.  We re-issue comment 18 of our letter dated March 28, 2013. Please revise the second-to-last paragraph under this heading to clarify what rules and regulations under the Exchange Act you are referring to, and explain the impact on the company and this offering. Please note that the Exchange Act does not address transactions.

Response:

We have deleted the above mentioned paragraph on page 20.

Intellectual Property, page 29

6.    Please clarify here and elsewhere as necessary the source of the funds that you will use to secure your intellectual property. We note that you currently state that you plan on using part of the proceeds from your Development phase; however, it does not appear that you will generate any revenue or proceeds from the activities you conduct during your Development phase, as it is described on page 43. If you intend to use proceeds from this offering, please state so.

Response:

We have revised the first paragraph under the ‘Intellectual Property’ on page 26:

We intend, in due course, subject to legal advice, to apply for trademark protection and/or copyright protection of our future intellectual property and products in the United States. We plan on using part of the proceeds from this offering designated to our Development phase to secure the intellectual property of our products (see Plan of Operations for more details).

We have also revised the last phrase on page 47:

We also plan on using part of the proceeds from this offering designated to this phase to secure the intellectual property of our product(s).

Financial Statements, page 31

7.    Please amend your filing to include financial statements that are as of a date that complies with Rule 8-08 of Regulation S-X.

Response:

We have included updated financial statements and we have also updated all the information related to it throughout our prospectus.

Plan of Operation, page 42

8.    We re-issue comment 27 of our letter dated March 28 2013. Please disclose the amount of funds you believe you need in order to complete all three phases of your plan of operations and become operational.

Response:

We have included the paragraph below on page 45:

In order to generate revenue, we would have to complete all three phases described below. We believe we could possibly complete all the phases of our Plan of Operations with the sale of at least 25% of the shares offered herein (at least $34,000).

Business Experience, page 49

9.    Please revise your disclosure to discuss the reasons that the Company felt it was appropriate that Mr. Sriphanorm should serve as director. See Item 401(e)(I) of Regulation S-K.

Response:

We have expanded the description of Mr. Sriphanorm’s background on page 52:

We believe Mr. Sriphanorm is competent to act as our president because of his self-employment experience and his understanding on how to deal with contractors, his ability and experience in negotiating with suppliers and sourcing products. Mr. Sriphanorm is an artisan and is capable of fabrication work in metals, plastics and fiberglass and has the capabilities to oversee the construction of prototypes and if required fabricate the prototypes himself.

Mr. Sriphanorm has demonstrated his entrepreneurial skills and has a personal interest in the Company’s product as he has been a victim of the type of crime the product is intended to secure against.

Security Ownership of Certain Beneficial Owners and Management, page 51

10. Please revise footnote one to clarify your disclosure. It is unclear what is meant when you state that Mr. Sriphanorm "indirectly ... may take initiative in founding and organizing our business or enterprise." Please clarify whether Mr. Sriphanorm did, or did not, found and organize the Company. In addition, please clarify what the relevance 10% or more of your common stock is to your analysis. Finally, please present the analysis asked for in comment 34 of our letter dated March 28, 2013, regarding the basis of your assertion that Mr. Peralta is not a promoter.

Response:

We have revised the footnote on page 55:

[1] The person named in the above table may be deemed to be a “promoter” of our Company because acting alone; he takes initiative in founding and organizing our business. However, he did not and will not directly or indirectly receive in consideration of services or property, or both services and property, any class of securities of the Company or any proceeds from the sale of any class of such securities. Mr. Sriphanorm is the only “promoter” of our Company. Mr. Peralta has not been and will not be a “promoter” of Pack Fuerte, Inc. because he does not own any security and he does not hold any position in our Company since his resignation.

Certain Relationships and Related Transactions, page 52

11.  We re-issue comment 35 of our letter dated March 28,2013. Please provide the disclosure called for b Item 404(a)(5) of Regulation S-K regarding the loan made by Mr. Sriphanorm to the Company, including the amount of principal repaid.

Response:

We have disclosed, on page 53:

The $1,004 loan to the Company made by Mr. Sriphanorm consists of costs with Website domain and email services ($43); Incorporation costs ($636) and costs with Documentation with Secretary of State ($325). This is a non-secured loan and it has no interest and no fixed repayment date. To this date, no repayment has been made to Mr. Sriphanorm.

12. Please clarify the disclosure you added in response to comment 36 of our letter dated March 28 2013 . You added language stating that "there is nothing of value received or to be received by [Mssrs. Peralta and Sriphanorm], including no amount of any assets, services or other consideration ... provided to the company.' Please revise to clarify the nature and amount of any assets, services or other consideration received or to be received from any promoter by the company.

Response:

We have revised our statements on page 56:

The $1,004 loan to the Company made by Mr. Sriphanorm consists of costs with Website domain and email services ($43); Incorporation costs ($636) and costs with Documentation with Secretary of State ($325). This is a non-secured loan and it has no interest and no fixed repayment date. To this date, no repayment has been made to Mr. Sriphanorm.

Other than the loan described on the paragraph above,  there is nothing to be received by Mr. Sriphanorm and he has not received anything of value from the Company to date.

Mr. Peralta, our Company’s former president, has not been and will not be a “promoter” of Pack Fuerte, Inc. Furthermore, there is nothing of value received or to be received by Mr. Peralta.

Pack Fuerte, Inc.

/s/ Bunloet Sriphanorm

Bunloet Sriphanorm

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer